Mail Stop 4561

December 5, 2008

Dudley Mendenhall
Chief Financial Officer
Websense, Inc.
10240 Sorrento Valley Road
San Diego, CA 92121

> **Re:** **Websense, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 25, 2008**
> **Forms 8-K Filed July 28, 2008 and October 28, 2008**
> **File No. 000-30093**

Dear Mr. Mendenhall:

We have reviewed your response letter dated November 13, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 30, 2008.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Acquisitions, Goodwill and Other Intangible Assets, page 37

1.   We note your response to prior comment 2 appears to indicate you considered the third party valuation firm's report was one of a number of factors considered in the valuation of your intangible assets. Please confirm that you will revise your

disclosure in future filings to clarify the nature and extent of the valuation firm's involvement in your decision making process.

Item 15. Exhibits, Financial Statements and Schedules

2.   We note your response to prior comment 7. Please provide us with a complete copy of your application for confidential treatment for Exhibit 10.23. Tell us whether you received an order granting confidential treatment in connection with your application and, if so, provide us with a copy of the order.

Definitive Proxy Statement on Schedule 14A

Long-Term Incentive Compensation, page 24

3.   Your response to prior comment 12 focuses on describing the framework within which you determine long-term compensation awards to your named executive officers rather than on explaining how the committee arrived at the specific number of options that were granted in fiscal 2007 to each officer. Your disclosure should provide specific information regarding how the compensation committee considered each of the factors you outline on page 25 of the proxy statement in determining the specific number of equity grants awarded to each of your named executive officers. For example, please discuss the elements of each officer's individual performance that the compensation committee considered in determining the size of the option grants awarded to that officer. In this regard, we note that in contrast to your assertion in response to prior comment 11 that performance objectives regarding cash compensation were not material in certain instances, they appear to be material regarding long-term incentive compensation and should be addressed. Please expand your discussion accordingly.

4.   You state on page 25 that among the elements the compensation committee considers in determining the number of options to be granted to each officer are the option grant practices of other companies. Notwithstanding your response to prior comment 10, it appears that this method of setting option grants may constitute benchmarking in that you are using compensation data about other companies as a reference point on which, in part, to base, justify or provide a framework for a compensation decision. See Question 118.05 of the Division of Corporation Finance Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.html. If the practices of your peer companies are used, even in part, in setting the parameters of your compensation policies with respect to option grants, it appears that you should include a discussion of the parameters or range established by the compensation data. Please expand your discussion accordingly or advise.

Forms 8-K Filed July 28, 2008 and October 28, 2008

Exhibit 99.1

5.   We have reviewed your response to prior comment 13 concerning the presentation of full non-GAAP condensed consolidated statements of operations. We continue to have the concerns previously expressed over how investors might view that information due to the format in which it is presented. Please confirm you will remove this presentation in future filings. In addition, we believe you should address the requirements of Item 10 of Regulation S-K and Question 8 of the Division of Corporate Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures separately for each non-GAAP measure presented.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief